

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

John Sznewajs
Chief Financial Officer
MASCO CORP /DE/
17450 College Parkway
Livonia, MI 48152

      Re: MASCO CORP /DE/
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed February 7, 2019
          File No. 001-05794

Dear Mr. Sznewajs:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing and
                    Construction